Atlas Copco

04 FEB 26 AM 7:21

Securities and Exchange Commision

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

04010136

Attention: Office of International Corporate Finance
Mail Stop 3-2

February 23, 2004

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco to form a Joint venture Chinese Power Tools business

ATLAS COPCO AB
Group Communications

Katarina Dahn

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

Sent by DHL 478 0884 835

Filenno. 82-816

04 FEB ...

Atlas Copco **press information**

Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President, Atlas Copco AB
+46 (0)70 569 8505

Charlie Robison, President, Chicago Pneumatic division
+1 (803) 817 70 03 or +1 (803) 370 02 89

Atlas Copco to form a Joint venture Chinese Power Tools business

Stockholm, Sweden, February 23, 2004—Atlas Copco (China) Investment Company Ltd. has today signed a contract to acquire assets of air tool manufacturer Qingdao Qianshao Precision Machinery Corporation, in Peoples Republic of China. The current yearly turnover is approximately MSEK 50. The purchase price was not disclosed. The Joint Venture is subject to approval from local authorities.

Qingdao Qianshao Precision Machinery Corporation (QQPMC), based in Qingdao, Shandong Province, is a leading producer of pneumatic tools for the industrial market as well as for the automotive aftermarket and the aerospace industry. The joint venture is in line with Atlas Copco's overall strategy to expand its business in Asia. It will complement the strong position of the Chicago Pneumatic (CP) brand in the industrial and automotive aftermarket business. CP is a brand within the Atlas Copco Group.

A new Equity Joint Venture, CP Qianshao (Qingdao) Power Tools Ltd., will be formed. This Joint Venture will initially be owned 80% by Atlas Copco and 20% by QQPMC. The company will be a part of Atlas Copco's Industrial Technique business area, and will employ approximately 80 people.

"With this joint venture, we focus on sales, design and assembly to give Chicago Pneumatic an immediate presence in China as well as to provide important sourcing for the division's global needs," says Göran Gezelius, Senior Executive Vice President, Business Area Executive Industrial Technique. *"Through the joint venture we get a distribution network with branches in 8 locations and access to key market segments like aerospace, which will be extremely valuable in our ambitions to expand on this market."*

At the same time, Atlas Copco (China) Investment Company Ltd. will also form a minority (25%) Equity Joint Venture with Qingdao Qianshao Precision Machinery Corporation owning 75% for power tools component manufacturing.

The Atlas Copco Group is a global industrial group of companies headquartered in Stockholm, Sweden. In 2003, the Group had revenues of BSEK 44.6 (MUSD 6 100), with 98 percent of revenues outside Sweden, and close to 26 000 employees. Atlas Copco Group companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on **www.atlascopco-group.com**

Chicago Pneumatic, a company within the Atlas Copco Group, is a leading manufacturer of pneumatic industrial hand tools and assembly systems. More information is available on the company's web site: www.chicagopneumatic.com

Atlas Copco

Securities and Exchange Commision

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Attention: Office of International Corporate Finance
Mail Stop 3-2

February 23, 2004

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco to acquire Ingersoll-Rand Drilling Solutions business
- Robert Fassl appointed President of new Atlas Copco Drilling Solutions division
- Ingersoll-Rand Drilling Solutions – fact sheet
- Invitations for pressconference in Stockholm and USA

ATLAS COPCO AB
Group Communications

Katarina Dahn

Sent by DHL 478 0884 835

File no 82-812

press information

Group Communications

CONTACT: Björn Rosengren, Senior Executive Vice President, Atlas Copco AB
+46 (0)8 743 8314 or +46 (0) 70-417 85 02

Joanna Canton, Media Relations Manager, Atlas Copco AB
+44 (0)1442 222312 or +44 7971 650115

Bob Fassl, General Manager, Atlas Copco Exploration Products *(trade)*
+1 705 499 8666

04 FEB 26 AM 7:21

Atlas Copco to acquire Ingersoll-Rand Drilling Solutions business

Stockholm, Sweden, February 19, 2004—Atlas Copco AB has today signed an agreement with Ingersoll-Rand Company Limited to acquire Ingersoll-Rand Drilling Solutions, a business within the Ingersoll-Rand Infrastructure sector. It has a turnover of approximately MUSD 300 (BSEK 2.2) and 950 employees. The purchase price is MUSD 225 (BSEK 1.7), to be paid in cash. The purchase is subject to various approvals.

Ingersoll-Rand Drilling Solutions is a manufacturer and distributor of drilling equipment and consumables for surface mining and construction, with its head office in Garland, Texas, USA, and production sites in several countries. The business has a leading position within these product areas in the USA and a strong position on many markets elsewhere.

The anticipated acquisition will give Atlas Copco the products to expand in a complementary open pit mining market. It is a strategic move toward making Atlas Copco a leading supplier to the world's largest construction and mining market, the United States.

"Drilling Solutions is a perfect strategic fit, since Atlas Copco is a global market leader in underground drilling, while Ingersoll-Rand is strong in surface drilling, especially in the United States," says Björn Rosengren, Senior Executive Vice President, Atlas Copco Construction and Mining Technique. *"The acquisition will give Atlas Copco a more complete product range, stronger aftermarket organization and better geographical coverage, allowing us to meet the needs of the global mining and construction companies better. What's more, Drilling Solutions employees have a great deal of valuable knowledge and experience, which complements that of our own people."*

A new division will be created within the Construction and Mining Technique business area, with the name Atlas Copco Drilling Solutions. Initially, customers will continue to see the Ingersoll-Rand brand name on Drilling Solutions' products.

Atlas Copco's Construction and Mining Technique develops, manufactures, and markets rock drills, rock drilling tools, tunneling and mining equipment, surface drilling equipment, construction tools, loading equipment, and geotechnical drilling equipment. The products are sold, rented and serviced for building and construction companies, large infrastructure projects, quarries, and mining companies around the world. The business area has its principal manufacturing plant in Sweden.

File no. 82-81

In 2003, Construction and Mining Technique Business Area had revenues of MUSD 1 100 (BSEK 7.9). Through the anticipated acquisition of Ingersoll-Rand Drilling Solutions, and calculated on 2003 figures, the business area will have annual revenues of more than MUSD 1 400 (BSEK 10.1) and 6350 employees.

The Atlas Copco Group is a global industrial group of companies headquartered in Stockholm, Sweden. In 2003, the Group had revenues of BSEK 44.6 (MUSD 6 100), with 98 percent of revenues outside Sweden, and close to 26 000 employees. Atlas Copco Group companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental.
More information is available on **www.atlascopco-group.com**

HK no. 821

press information

Group Communications

CONTACT: Björn Rosengren, Senior Executive Vice President, Construction and Mining Technique, +46 8 743 83 14 or +46 70 417 85 02

Bob Fassl, General Manager, Atlas Copco Exploration Products
+1 705 499 8666

Robert Fassl appointed President of new Atlas Copco Drilling Solutions division

Stockholm, Sweden, February 19, 2004—Robert (Bob) Fassl has been appointed President of Atlas Copco Drilling Solutions division, a newly-formed division within Atlas Copco's Construction and Mining Technique business area. The new division will be formed as a result of the pending acquisition of the Ingersoll-Rand Drilling Solutions business. Fassl's appointment will be effective from the date of closing the acquisition.

Fassl joined the Atlas Copco Group in 1982. During his career with Atlas Copco, he has held a variety of positions, including General Manager, Service Manager, Supply Manager, Production and Purchasing Manager, in North America, Sweden and Great Britain. Since 1999, Fassl has served as General Manager of Atlas Copco Exploration Products, a Canadian based product company within Construction and Mining Technique.

"Bob has over 20 years experience of the mining and construction industries and, in his current role, has contributed to the growth of exploration products on a world-wide basis," says Björn Rosengren, Senior Executive Vice President of Atlas Copco AB and head of the Construction and Mining Technique business area. *"He has been managing the acquisition process of Ingersoll-Rand Drilling Solutions and will be responsible for its integration into the Atlas Copco Group. I am certain that he is the right person to lead the new division in this period of expansion into new markets."*

Bob Fassl has a college degree in business administration from Ekliden College, Nacka, Sweden. He is a Canadian citizen.

Filem. 8612

press information

Group Communications

Ingersoll-Rand Drilling Solutions – fact sheet

The company: Ingersoll-Rand Drilling Solutions is a business within Ingersoll-Rand Infrastructure, part of Ingersoll-Rand Company. It manufactures and distributes drilling equipment and consumables for the surface mining and construction markets, as well as waterwell, aggregate (or quarry) and, oil and gas markets.

Location: Head office in Garland, Texas, USA. Main production sites are located in Garland, TX, USA; Roanoke, VA, USA; Yokohama, Japan; Xuanhua, China

Home page: www.drillingsolutions.irco.com. Also see www.atlascopco.com/drillingsolutions

History: Ingersoll-Rand has been in the drilling business since Simon Ingersoll invented his first rock drill in 1871.

Employees: 950 people worldwide, of which 510 in the USA.

Turnover: Approximately MUSD 300 in 2003.

Products and markets: A comprehensive line of drilling equipment for the surface mining, exploration, oil and gas, aggregate/quarry and water well industries, and civil construction industry around the world.

Brands: Ingersoll-Rand

Ingersoll-Rand: Ingersoll-Rand Ltd is a leading solutions provider for the major global markets of Climate Control, Industrial Solutions, Infrastructure and Security and Safety. Its headquarters are in Hamilton, Bermuda.

Contacts:

Bob Fassl, General Manager, Atlas Copco Exploration Products
+1 705 472 33 20 or +1 705 499 8666, robert.fassl@atlascopco.com

Joanna Canton, Media Relations Manager, Atlas Copco AB
+44 (0)1442 222312, or +44 7971 650115, joanna.canton@uk.atlascopco.com

Atlas Copco **press information**

Group Communications

Atlas Copco invites to press conference today at 4pm

Stockholm, February 19, 2004

What We kindly invite you to participate in our press conference.

Why Atlas Copco has signed a contract to acquire Ingersoll-Rand Drilling Solutions.

Who This invitation is primarily aimed at media. Analysts and investors, interested in the construction, mining and industrial sectors are also welcome to attend.

When Date: Today, February 19

Time: 4 pm CET

Where Näringslivets Hus, Storgatan 19, Stockholm

Present from Atlas Copco AB will be:
Björn Rosengren, Business Area Executive, Atlas Copco Construction and Mining Technique
Cathrine Gustafsdahl, Communications Manager
Hans Ola Meyer, CFO
Mattias Olsson, Investor Relations Manager

Participation at the conference
Please confirm your participation by phone or e-mail to Katarina Dahn, +46 (0)8 743 8222 or +46 (0)70 349 8222, katarina.dahn@se.atlascopco.com

Participation on telephone
Alternatively, you can listen to the press conference by telephone.
Call +46 (0)8 598 02 173. Please call 5 minutes before it starts at 4 PM CET.
The presentation will be available on www.atlascopco-group.com, Investor Relations section.

Note: no interviews or comments will be given prior to the press conference.

We look forward to your participation.

Annika Berglund
Senior Vice President, Group Communications
Atlas Copco AB

File no 82-812

press information

Group Communications

CONTACT: Joanna Canton, tel: +44 1442 222312,
joanna.canton@uk.atlascopco.com

Atlas Copco invites journalists to teleconference at 1.30 pm

New Jersey, February 19, 2004

What We kindly invite you to participate in our press teleconference.

Why Atlas Copco has signed a contract to acquire Ingersoll-Rand Drilling Solutions

Who This invitation is aimed at national, local and trade media, interested in the construction, mining and industrial sectors

When February 19

Dial in details
Time: 1.30 pm (EST)
United States: (800) 288-8975
International: +1 (612) 288-0318

Confirmation Number: 721915
Please begin dialing in **10 minutes early**.

On the line from Atlas Copco will be:

Mark Cohen, President, Atlas Copco North America Inc.
Bob Fassl, General Manager, Atlas Copco Exploration Products
Joanna Canton, Media Relations Manager, Atlas Copco AB

Participation

Please confirm your participation to Joanna Canton, tel: +44 1442 222312, joanna.canton@uk.atlascopco.com

Slide presentation

The presentation will be available to view simultaneously on www.atlascopco-group.com, Investor Relations section.

Note: no interviews or comments will be given prior to the press conference.

We look forward to your participation.

Mark Cohen
President
Atlas Copco North America Inc.